                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF OCTOBER 2004

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

TELECOM ITALIA S.P.A.

SPECIAL MEETING OF THE HOLDERS OF TELECOM ITALIA SAVINGS SHARES

Milan - 25, 26 and 27 October 2004

Report of the common representative

Ladies and gentlemen,

You have been called to this special meeting of holders of Telecom Italia savings shares in view of the imminent expiration of the mandate of the common representative appointed on 31 October 2001.

You are therefore invited to appoint a common representative, decide on the duration of the mandate and the related remuneration and examine the report on the use of the reserve for the expenses necessary to safeguard the common interests of the holders of savings shares – established in a resolution adopted on 21 June 1999 pursuant to Article 146.1c) of Legislative Decree 58/1998 – with reference to the period subsequent to the special meeting held last year on 9 June 2003.

As regards the appointment of the common representative, the law states that the person chosen does not have to be a shareholder and may be a legal person authorized to provide investment services or a trust company. The maximum duration of the mandate is three financial years.

As regards the utilization of the reserve, in the last seventeen months withdrawals were made to pay the common representative’s fee (as previously agreed, this amounted to 70 million lire) and professional fees totaling 16,156.80 euros for legal advice on the occasion of the special meeting held on 9 June 2003, which was called at the request of one of the holders of savings shares (UBS AG). Consequently, the reserve amounts at present to 2,086,519.10 euros, which appears sufficient in relation to the foreseeable future expenses to safeguard the common interests of the holders of savings shares.

The initial sum of 5 billion lire (equivalent to 2,582,284.50 euros) was made available – as required by law – by Telecom Italia, which to date has not exercised its right to recover the advance from the profits due to holders of savings shares in excess of the minimum amount guaranteed. The remaining amount of the reserve is held by Telecom Italia, which includes it in its financial statements as a memorandum item.

For the sake of completeness, I inform you that the amount of my fee for the third year in the position of common representative will have to be withdrawn from the reserve. There are no other payables since Telecom Italia has borne the cost of the organization of the special meeting of June 2003 referred to above and of this special meeting.

In view of the nature of the items on the agenda, the special meeting will approve the resolutions with the favourable vote of savings shares representing at least 20 per cent of that class of shares at the first call and 10 per cent at the second call. At the third call the resolutions will be approved with the majority of the votes of those present, regardless of the percentage of savings shares represented in the meeting.

The common representative

Professor Carlo Pasteris

   FAC.BI

                                                             Turin, 21.09.2004

REPORT ON THE RESERVE TO SAFEGUARD THE INTERESTS
OF THE HOLDERS OF TELECOM ITALIA SAVINGS SHARES

The special meeting of savings shareholders held on 21 June 1999 approved the establishment of a reserve of 2,582,284.50 euros for the expenses necessary to safeguard the common interests of the holders of savings shares.

STATEMENT OF ACCOUNTS OF THE RESERVE

DATE

Lit.

€

Resolution adopted by the special
meeting of holdings of savings shares:
creation of the reserve

21.06.1999

+ 5,000,000,000

2,582,284.50

Advance paid to Professor Pasteris

29.10.1999

-    800,000,000

413,165.52

Amount repaid by Professor Pasteris

15.02.2000

+     14,148,316

7,307.00

Annual fee paid to Professor Pasteris

05.02.2003

-       1,400,034

     36,875.04

Annual fee paid to Professor Pasteris

27.02.2004

-       1,400,034

     36,875.04

Fees paid to the legal firm

Benessia Maccagno for advice

05.08.2004

-     31,283,927

     16,156.80

RESERVE AVAILABLE AT 30.09.2004

+   4,040,064,321

2,086,519.10

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 4th, 2004

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager